03004165

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FORM SE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

RECD S.E.C.
JAN 16 2003
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC. ASSET BACKed CERTFIC SER-2002-54
(Exact Name of Registrant as Specified in Charter)

0001211938
(Registrant CIK Number)

Form 8-K for January 16, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-101101-02
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JAN 17 2003
THOMSON FINANCIAL

RECD S.E.C.
JAN 16 2003
1086

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on this January 16, 2003.

CWABS, INC.

By: [signature]
Name: Celia Coulter
Title: Vice President

Exhibit Index

Exhibit	
99.1	Computational Materials Prepared by Countrywide Securities Corporation

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

Asset-Backed Certificates, Series 2002-S4

Mortgage Loan Statistics

For Purposes of this Form 8-K, "Tables" shall mean computer generated tables and/or charts describing the characteristics of the Initial Mortgage Loans as of the Cut-off Date. All percentages in the Tables were calculated based on the principal balance of the Mortgage Loans as of the Cut-off Date. The sum of the columns may not equal the respective totals due to rounding.

Mortgage Rates for the Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
< 6.000	1	$ 185,998	0.07%
6.000 – 6.499	124	5,691,396	2.03
6.500 – 6.999	252	12,120,587	4.33
7.000 – 7.499	691	22,793,727	8.14
7.500 – 7.999	1,477	48,886,469	17.46
8.000 – 8.499	1,737	57,407,618	20.5
8.500 – 8.999	1,682	60,663,564	21.67
9.000 – 9.499	783	28,783,892	10.28
9.500 – 9.999	528	18,476,165	6.6
10.000 – 10.499	240	8,960,312	3.2
10.500 – 10.999	154	5,844,746	2.09
11.000 – 11.499	111	3,976,028	1.42
11.500 – 11.999	96	2,976,151	1.06
12.000 – 12.499	23	723,429	0.26
12.500 – 12.999	27	1,216,279	0.43
13.000 – 13.499	5	132,312	0.05
13.500 – 13.999	11	362,841	0.13
14.000 – 14.499	23	798,172	0.29
Total	7,965	$279,999,685	100.00%

Combined Loan-to-Value Ratios for the Mortgage Loans

Range of Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
0.01 – 50.00	52	$ 2,700,380	0.96%
50.01 – 55.00	29	1,088,234	0.39
55.01 – 60.00	47	2,100,287	0.75
60.01 – 65.00	68	2,978,776	1.06
65.01 – 70.00	65	3,147,124	1.12
70.01 – 75.00	111	5,547,164	1.98
75.01 – 80.00	244	13,061,726	4.66
80.01 – 85.00	413	10,960,524	3.91
85.01 – 90.00	2,626	76,745,249	27.41
90.01 – 95.00	2,488	89,033,788	31.80
95.01 – 100.00	1,822	72,636,433	25.94
Total	7,965	$279,999,685	100.00%

Mortgage Loan Principal Balance for the Mortgage Loans

Range of Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
0.01 to 50,000.00	6,642	$180,717,673	64.54%
50,000.01 to 100,000.00	1,187	78,661,610	28.09
100,000.01 to 150,000.00	104	12,750,452	4.55
150,000.01 to 200,000.00	16	2,891,556	1.03
200,000.01 to 250,000.00	4	831,601	0.30
250,000.01 to 300,000.00	6	1,773,718	0.63
300,000.01 to 350,000.00	3	1,011,128	0.36
350,000.01 to 400,000.00	1	367,322	0.13
450,000.01 to 500,000.00	2	994,624	0.36
Total	7,965	$279,999,685	100.00%

State Distributions of Mortgaged Properties for the Mortgage Loans

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
Alabama	75	$ 2,457,845	0.88%
Alaska	9	403,061	0.14
Arizona	228	7,797,101	2.78
Arkansas	6	227,048	0.08
California	1,863	82,844,556	29.59
Colorado	292	10,554,879	3.77
Connecticut	49	1,851,883	0.66
Delaware	19	577,977	0.21
District of Columbia	12	575,333	0.21
Florida	253	8,973,388	3.20
Georgia	605	21,737,850	7.76
Hawaii	67	2,853,153	1.02
Idaho	58	1,426,706	0.51
Illinois	139	4,557,484	1.63
Indiana	52	1,200,436	0.43
Iowa	15	298,977	0.11
Kansas	10	360,123	0.13
Kentucky	32	815,365	0.29
Louisiana	24	677,271	0.24
Maine	8	246,207	0.09
Maryland	272	10,347,346	3.70
Massachusetts	101	4,100,749	1.46
Michigan	161	4,439,423	1.59
Minnesota	41	1,538,902	0.55
Mississippi	13	375,444	0.13
Missouri	64	1,475,563	0.53
Montana	25	577,942	0.21
Nebraska	21	689,127	0.25
Nevada	113	4,264,861	1.52
New Hampshire	18	544,166	0.19
New Jersey	117	4,477,715	1.60
New Mexico	57	1,682,358	0.60
New York	95	3,734,235	1.33
North Carolina	99	3,212,787	1.15
North Dakota	3	54,423	0.02
Ohio	97	2,353,531	0.84
Oklahoma	49	1,328,851	0.47
Oregon	234	7,011,431	2.50
Pennsylvania	148	3,951,544	1.41
Rhode Island	9	353,086	0.13
South Carolina	24	682,496	0.24
South Dakota	3	78,400	0.03
Tennessee	41	1,143,256	0.41
Texas	1,603	44,793,723	16.00
Utah	125	3,969,650	1.42
Vermont	2	31,790	0.01
Virginia	285	11,554,834	4.13
Washington	275	9,228,622	3.30
West Virginia	14	428,438	0.15
Wisconsin	27	805,503	0.29
Wyoming	13	332,846	0.12
Total	7,965	$279,999,685	100.00%

Type of Mortgaged Properties for the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
Single-Family Detached Dwellings	4,928	$172,828,651	61.72%
Planned Unit Development	2,470	87,844,836	31.37
Condominiums (Low-Rise)	464	14,787,798	5.28
Condominiums (High-Rise)	42	1,965,779	0.70
Two Family Dwellings	46	2,084,574	0.75
Three Family Dwellings	4	188,486	0.07
Four Family Dwellings	6	197,877	0.07
Manufactured	5	101,684	0.04
Total	7,965	$279,999,685	100.00%

Occupancy Types for the Mortgage Loans (1)

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
Owner Occupied	7,893	$277,460,885	99.09%
Second Home	44	1,359,477	0.49
Non-owner Occupied	28	1,179,323	0.42
Total	7,965	$279,999,685	100.00%

(1) Based upon representations of the related mortgagors at the time of origination.

Remaining Months to Stated Maturity for the Mortgage Loans in Statistical Calculation Pool(1)

Remaining Term to Maturity (months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
1 – 120	238	$ 6,345,733	2.27%
121 – 180	7472	264,573,577	94.49
181 – 240	228	7,965,488	2.84
301 – 360	27	1,114,887	0.4
Total	7,965	$279,999,685	100.00%